ANNUAL REPORT 2000

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QUALITY,
COMMUNITY,
VALUE:

PEOPLES BANK
WORKS
FOR YOU!

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[NORTHWEST INDIANA BANCORP LOGO]

CELEBRATING 90 YEARS OF COMMUNITY BANKING

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QUALITY,
COMMUNITY,
VALUE:

PEOPLES BANK WORKS FOR YOU!

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"From the time I started American Industrial Machinery, five years ago, Peoples Bank has been there every step of the way. From lines of credit, to a construction loan for a new building, to letters of credit for foreign customers, to even a simple auto loan, they provide for all of my banking needs. Peoples Bank...they work for me."

MIKE DOLDER
President
American Industrial Machinery, Inc.

2000 ANNUAL REPORT

Dear Shareholder:

During 2000 the Bancorp's subsidiary, Peoples Bank, celebrated ninety years of community banking in Northwest Indiana. Our anniversary began with a highly successful technological transition to a new millennium and ended with record earnings of $4.4 million. Earnings per share were $1.61, our return on assets was 1.17% and our return on equity was a respectable 13.30%.

Market forces created turbulence during 2000, with imbalances posing hazards for investors who ventured into new technologies that offered promise but unproven earnings. Economic times were, and continue to be, uncertain as expansion shifts from unsustainable speed to a different pace. The Bancorp's strategic reliance upon the fundamentals of smart growth, high asset quality, and operating efficiencies steered our course through the challenges resulting from the blending of old and new economic concepts.

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Since 1910, Peoples Bank has provided personalized assistance and competitive rates to homebuyers

MAINTAINING A VISION OF QUALITY PRODUCTS AND SERVICES

In the midst of change our vision has remained constant: we deliver quality products and service that create value for our customers, community, and shareholders. The Bancorp's financial and human resources are focused on the communities we serve and on meeting the changing financial needs of consumers and small business.

The strength of our balance sheet has provided a sound foundation for growth and sustained profitability.

Assets during the year grew 8.5% to $392.3 million, which exceeded our business plan goal of 8%. Core deposits—savings, checking, and money markets—grew by $25.5 million and included the rollout of a market return "cash sweep" program for small businesses. These funds helped fuel the growth of $30.4 million in loans for consumers, small business, commercial real estate, construction and home loans. Despite an uncertain economy asset quality remained high with loan delinquencies at .55% (fifty-five hundredths of one percent) of total loans at year-end.

PEOPLES BANK HAS A COMMUNITY SPIRIT

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"I'm a new customer and I like the fact that Peoples Bank has a community spirit. As a locally owned bank, they are accessible, in touch with our area and responsive to me as a business. So far they have handled all of my needs and I am enjoying a seamless transition."

DEAN ROTHSCHILD
President
Rothschild Agency, Inc

Our positioning in our market provides the opportunity to offer expanded banking and trust services to our customers. Market acceptance of those products and services, which included ATM and debit cards, resulted in a 20.3% increase in income from banking and trust operations. At the same time management kept a watchful eye on our bottom line and maintained an efficiency ratio of 56.6%, a figure consistent with strong financial performance.

Our capital stood at $33.5 million or 8.6% of total assets at the end of 2000. Our earnings and strong capital position allowed the Bancorp to reward our shareholders with an attractive, competitive cash dividend. In February of 2000 our quarterly dividend was increased 14% to $.24 per share.

Predicting the future presents a business risk that the Bancorp does not want to assume. Yet, fundamental changes in the financial services industry, driven by customer demands for products, service and convenience will provide challenges and opportunities for community banks. The prudent use of our capital will permit continued growth while providing underlying strength for expansion of our core banking business.

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"Although my former bank agreed that I had excellent credit, they were unwilling to assist me with my business needs. That's when Peoples Bank stepped in and helped me achieve my business goals. The staff at Peoples is knowledgeable, helpful and responsive to my needs as a business owner."

WONDA DAY
President
WDD Cleaning and Paper Products, Inc.

THE STAFF AT PEOPLES IS KNOWLEDGEABLE, HELPFUL AND RESPONSIVE

The Bancorp has responded to shifts in our market place by taking a leadership role in serving the needs of small business. Our outreach has garnered community and statewide recognition. The Northwest Indiana Regional Development Corporation (RDC) named Peoples Bank the Lender of the Year in 2000. Joel Gorelick, our Chief Lending Officer, was identified by the Small Business Administration (SBA) as Indiana's Small Business Advocate of the Year.

Entering new markets with caution but confidence in our approach continues to be a high priority for the Bancorp. In November of 2000 Peoples Bank opened a state of the art branch facility in Hobart, Indiana. During the year, management also diligently reviewed the parameters necessary for opening an electronic branch with Internet and WEB site components. Roll out of this service is anticipated in 2001.

Because a qualified and enthusiastic employee team will always be integral to our progress, Peoples Bank initiated bank-wide service and sales training during the year. We are committed to adopting the Service Plus system for providing excellent customer service and rewarding individual performance as part of our corporate culture.

The quality of our corporate governance was strengthened during the year with the addition of Ed Furticella, Chief Financial Officer, and Joel Gorelick, Chief Lending Officer, to the Board of the Bancorp and Peoples Bank. Together they bring sixty years of banking experience to our corporate decision making process along with extensive knowledge of the community and the direction of community banking.

At the end of the year, Frank Bochnowski, Executive Vice President, legal counsel, trust officer, and corporate secretary retired from active service as an officer of our corporate family. His day-to-day counsel and insight made a significant contribution to our performance, and we are grateful for his lasting commitment and service. We feel very fortunate that, even in retirement, Frank will continue his service as a Board member, providing his expertise and guidance as we face new challenges.

PROVIDING EXCELLENT CUSTOMER SERVICE

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Peoples Bank trust advisors help customers develop personalized financial plans custom tailored to their needs. They can enjoy peace of mind and the convenience of working with experienced financial professionals

PEOPLES BANK MAKES IT EASIER TO SUCCEED IN A BUSINESS ENVIRONMENT

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"Currently I deal with Peoples Bank on many different levels; commercial loans, pension plans, and checking accounts. I've banked with other banks, but they seemed indifferent to my business needs and questions. Everyone I've worked with at Peoples delivers an exceptional level of service and has an interest in my success. In short, Peoples treats you as a friend would. They make it easier for me to succeed in a competitive business environment."

DR. TIMOTHY H. MCGILLEN, P.O.C.
Optometrist
Eye Care Plus

The financial needs of our customers and community will continue to change. For ninety years the fundamentals of banking and customer service, as well as our unique understanding of our community, have guided our tradition of community banking. As we respond to changes in the market place and the challenges of technological innovations, we will rely on our knowledge of the local market and the dedication of our employees to enhancing quality service as the key to our long-term prosperity.

Customers are the fundamental reason for our success. The Bancorp offers value driven products and services that develop customer relationships, expand our asset base and build shareholder value. We are committed to quality, community, and value. Peoples Bank works for you.

Sincerely,

/s/ David A. Bochnowski

David A. Bochnowski
Chairman & CEO

FINANCIAL INFORMATION

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QUALITY,
COMMUNITY,
VALUE:

PEOPLES BANK WORKS FOR YOU!

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[Northwest Indiana Bancorp Logo]

Selected Consolidated Financial Data
(In Thousands of Dollars, except Per Share Data)

Fiscal Year Ended	December 31, 2000	December 31, 1999	December 31, 1998	December 31, 1997	December 31, 1996	December 31, 1995
Statement of Income:						
Total interest income	$28,077	$25,607	$25,235	$23,669	$22,337	$21,123
Total interest expense	13,386	11,281	12,310	11,721	11,287	10,484
Net interest income	14,691	14,326	12,925	11,948	11,050	10,639
Provision for loan losses	175	200	110	221	85	80
Net interest income after provision for loan losses	14,516	14,126	12,815	11,727	10,965	10,559
Noninterest income	1,995	1,659	1,347	1,066	682	685
Noninterest expense	9,449	8,774	7,938	7,154	8,039	6,117
Net noninterest expense	7,454	7,115	6,591	6,088	7,357	5,432
Income tax expenses	2,691	2,775	2,461	2,223	1,419	2,026
Cumulative effect of changes in accounting	—	—	—	—	—	—
Net income	$ 4,371	$ 4,236	$ 3,763	$ 3,416	$ 2,189	$ 3,101
Basic earnings per common share	$ 1.61	$ 1.53	$ 1.36	$ 1.24	$ 0.80	$ 1.13
Diluted earnings per common share	$ 1.60	$ 1.52	$ 1.35	$ 1.23	$ 0.79	$ 1.12
Cash dividends declared per common share	$ 0.96	$ 0.84	$ 0.74	$ 0.64	$ 0.58	$ 0.55

	December 31, 2000	December 31, 1999	December 31, 1998	December 31, 1997	December 31, 1996	December 31, 1995
Balance Sheet:						
Total assets	$392,313	$361,719	$345,417	$319,609	$299,419	$280,911
Loans receivable	326,207	295,813	273,433	272,213	244,696	222,293
Investment securities	38,128	41,931	36,350	29,362	40,024	38,001
Deposits	324,310	306,647	293,222	272,090	256,420	247,945
Borrowed funds	30,599	18,607	17,320	14,628	12,261	3,139
Total stockholders' equity	33,529	32,471	31,316	29,482	27,815	27,204

Fiscal Year Ended	December 31, 2000	December 31, 1999	December 31, 1998	December 31, 1997	December 31, 1996	December 31, 1995
Interest Rate Spread During Period:						
Average effective yield on loans and investment						

securities	7.88%	7.61%	8.00%	8.16%	7.98%	8.06%
Average effective cost of deposits and borrowings	3.95%	3.54%	4.16%	4.32%	4.32%	4.33%
Interest rate spread	3.93%	4.07%	3.84%	3.84%	3.66%	3.73%
Net interest margin	3.92%	4.04%	3.91%	3.94%	3.79%	3.91%
Return on average assets	1.17%	1.20%	1.14%	1.13%	0.75%	1.14%
Return on average equity	13.30%	13.17%	12.35%	11.87%	7.90%	11.74%

	December 31, 2000	**December 31, 1999**	**December 31, 1998**	**December 31, 1997**	**December 31, 1996**	**December 31, 1995**
Tier I capital to risk-weighted assets	12.3%	13.5%	14.1%	13.8%	14.7%	15.8%
Total capital to risk-weighted assets	13.6%	14.8%	15.3%	15.0%	16.0%	17.1%
Tier I capital leverage ratio	8.6%	9.0%	9.2%	9.2%	9.3%	9.7%
Allowance for loan losses to total loans	1.02%	1.12%	1.14%	1.13%	1.18%	1.27%
Allowance for loan losses to non-performing loans	183.54%	412.08%	213.06%	257.84%	247.40%	268.25%
Non-performing loans to total loans	0.55%	0.27%	0.54%	0.44%	0.48%	0.47%
Total loan accounts	4,762	4,676	4,625	4,764	4,404	4,606
Total deposit accounts	28,906	27,712	26,172	25.443	24,666	23,730
Total branches (all full service)	8	7	7	7	7	6

(1) Six month period due to change in fiscal year end.
(2) Data for six months ended December 31, 1993 has been annualized.

Fiscal Year Ended	December 31, 1994	December 31, 1993 (1)	June 30, 1993	June 30, 1992
Statement of Income:				
Total interest income	$19,122	$9,360	$19,035	$19,744
Total interest expense	8,079	4,015	8,485	10,698
Net interest income	11,043	5,345	10,550	9,046
Provision for loan losses	145	319	711	665
Net interest income after provision for loan losses	10,898	5,026	9,839	8,381
Noninterest income	493	253	749	726
Noninterest expense	6,031	3,011	5,378	4,795
Net noninterest expense	5,538	2,758	4,629	4,069
Income tax expenses	2,132	902	2,158	1,849
Cumulative effect of changes in accounting	—	450	—	—
Net income	$ 3,228	$1,816	$ 3,052	$ 2,463
Basic earnings per common share	$ 1.18	$ 0.67	$ 1.13	$ 0.93
Diluted earnings per common share	$ 1.17	$ 0.66	$ 1.10	$ 0.88
Cash dividends declared per common share	$ 0.55	$ 0.25	$ 0.40	$ 0.34

	December 31, 1994	December 31, 1993	June 30, 1993	June 30, 1992
Balance Sheet:				
Total assets	$266,343	$251,481	$246,180	$227,183
Loans receivable	221,930	204,205	202,083	183,366
Investment securities	33,678	33,639	28,910	28,910
Deposits	234,639	222,945	219,133	202,823
Borrowed funds	3,151	2,087	993	609
Total stockholders' equity	25,606	23,874	22,691	20,667

Fiscal Year Ended	December 31, 1994	December 31, 1993(1)(2)	June 30, 1993	June 30, 1992
Interest Rate Spread During Period:				
Average effective yield on loans and investment securities	7.66%	7.75%	8.24%	9.20%
Average effective cost of deposits and borrowings	3.48%	3.63%	4.04%	5.39%
Interest rate spread	4.18%	4.12%	4.20%	3.81%
Net interest margin	4.25%	4.27%	4.44%	4.04%
Return on average assets	1.24%	1.45%	1.28%	1.10%
Return on average equity	13.04%	15.51%	14.00%	12.38%

	December 31, 1994	December 31, 1993	June 30, 1993	June 30, 1992
Tier I capital to risk-weighted assets	15.9%	15.5%	14.9%	14.7%
Total capital to risk-weighted assets	17.2%	16.8%	16.1%	15.9%
Tier I capital leverage ratio	9.6%	9.5%	9.2%	9.1%
Allowance for loan losses to total loans	1.24%	1.26%	1.15%	0.88%
Allowance for loan losses to non-performing loans	176.46%	454.75%	382.34%	231.51%
Non-performing loans to total loans	0.70%	0.27%	0.30%	0.38%
Total loan accounts	4,671	4,654	4,661	4,755
Total deposit accounts	22,738	21,204	21,330	20,834
Total branches (all full service)	6	6	6	6

(1) Six month period due to change in fiscal year end.
(2) Data for six months ended December 31, 1993 has been annualized.

Business

NorthWest Indiana Bancorp (the Bancorp) is a bank holding company registered with the Board of Governors of the Federal Reserve System. Peoples Bank SB (the Bank), an Indiana savings bank, is a wholly owned subsidiary of the Bancorp. The Bancorp has no other business activity other than being the holding company for Peoples Bank SB.

The Bancorp conducts business from its main office in Munster and its other seven full-service offices located in East Chicago, Hammond, Merrillville, Dyer, Schererville and Hobart, Indiana. The Bancorp is primarily engaged in the business of attracting deposits from the general public and the origination of loans secured by single family residences and commercial real estate, as well as, construction loans and various types of consumer loans and commercial business loans. In addition, the Bancorp's trust department provides estate administration, estate planning, guardianships, land trusts, retirement planning, self-directed IRA and Keogh accounts, investment agency accounts, and serves as personal representative of estates and acts as trustee for revocable and irrevocable trusts.

The Bancorp's common stock is traded in the over-the-counter market and quoted in the National Quotation Bureau's "Pink Sheets". On February 28, 2001, the Bancorp had 2,709,312 shares of common stock outstanding and 515 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

Total Assets
(Dollars in Millions)

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$299.4	$319.6	$345.4	$361.7	$392.3
1996	1997	1998	1999	2000

Total assets have increased from $299.4 million at December 31, 1996 to $392.3 million at December 31, 2000. Growth during 2000 totaled $30.6 million or 8.5%.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

General

The Bancorp's earnings are dependent upon the earnings of the Bank. The Bank's earnings are primarily dependent upon net interest margin. The net interest margin is the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowings stated as a percentage of average total assets. The net interest margin is perhaps the clearest indicator of a financial institution's ability to generate core earnings. Fees and service charges, trust department income, gains and losses from the sale of loans, provisions for loan losses, income taxes and operating expenses also affect the Bancorp's profitability.

At December 31, 2000, the Bancorp had total assets of $392.3 million and total deposits of $324.3 million. The Bancorp's deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund (SAIF) that is administered by the Federal Deposit Insurance Corporation (FDIC), an agency of the federal government. At December 31, 2000, stockholders' equity totaled $33.5 million, with book value per share at $12.39. Net income for 2000 was $4.4 million, or $1.61 basic earnings per common share and $1.60 diluted earnings per common share. The return on average assets (ROA) was 1.17%, while the return on average stockholders' equity (ROE) was 13.30%.

Total Asset Composition
(Dollars in Millions)

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Consumer — $10.7 (2.7%)
Commercial Business and Other — $34.0 (8.7%)
Other Assets — $24.1 (6.1%)
Investments and Other — $42.0 (10.7%)
Construction and Land Development — $16.0 (4.1%)
Commercial Real Estate and Multifamily — $91.4 (23.3%)
Residential Real Estate, Including Home Equity — $174.1 (44.4%)

At December 31, 2000, the Bancorp had total assets of $392.3 million. Interest-earning assets totaled $368.2 million and represented 93.9% of total assets.

Asset/Liability Management and Market Risk

Asset/liability management involves the funding and investment strategies necessary to maintain an appropriate balance between interest sensitive assets and liabilities as well as to assure adequate liquidity. These strategies determine the characteristics and mix of the balance sheet. They affect the interest margins, maturity patterns, interest rate sensitivity and risk, as well as resource allocation. For the Bancorp, the key components of asset/liability management are loans, investments, deposits and borrowed funds. Over the years, the Bancorp has directed its lending efforts toward construction loans, adjustable rate residential loans, equity lines of credit, adjustable rate commercial real estate loans and commercial business loans tied to the prime rate of interest. Consumer loans are generally made for terms of five years or less. Fixed rate residential real estate loans are generally made for contractual terms of fifteen years or less. The actual cash flows from these loans generally results in a duration which is less than the contractual maturity, providing protection against the possibility of rising interest rates.

The Bancorp is primarily a portfolio lender. Mortgage banking activities are limited to the sale of fixed rate mortgage loans with contractual maturities of twenty-five years or longer. These loans are sold, on a case-by-case basis, in the secondary market as part of the Bancorp's efforts to manage interest rate risk. The Bancorp retains the servicing on all loans sold in the secondary market.

The primary objective of the Bancorp's investment portfolio is to provide for the liquidity needs of the Bancorp and to contribute to profitability by providing a stable flow of dependable earnings. Funds are generally invested in federal funds, interest-bearing balances in financial institutions, U.S. government securities and federal agency obligations. Investments are generally for terms ranging from one day to five years. Interest-bearing balances in financial institutions include overnight deposits at the Federal Home Loan Bank of Indianapolis (FHLB). Securities are classified as either held-to-maturity or available-for-sale. Held-to-maturity securities are those that the Bancorp has the positive intent and ability to hold to maturity. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. The Bancorp does not have a trading portfolio. During 2000, the Bancorp did not have derivative instruments and was not involved in hedging activities as defined by SFAS 133.

The Bancorp’s cost of funds reacts rapidly to changes in market interest rates due to the relatively short-term nature of its deposit liabilities. Consequently, the levels of short-term interest rates have influenced the Bancorp’s results of operations. In order to reduce exposure to interest-rate risk, core deposits (checking, NOW accounts, savings and money market accounts) have been aggressively marketed and certificate accounts have been competitively priced. Account activity and maturities are monitored in order to guard against the outflow of funds. Borrowed money is used to compensate for reductions in the availability of other sources of funds and is generally accomplished through repurchase agreements, as well as, through a line of credit and advances from the FHLB. FHLB advances with maturities ranging from one to ten years are used to fund securities and loans of comparable duration, as well as, to reduce the impact that movements in short-term interest rates have on the Bancorp’s overall cost of funds. The Bancorp does not obtain funds through brokers.

The Bancorp’s primary market risk exposure is interest rate risk. Interest rate risk is the risk that the Bancorp’s earnings and capital will be adversely affected by changes in interest rates. The primary approach to interest rate risk management is one that focuses on adjustments to the Bancorp’s asset/liability mix in order to limit the magnitude of interest rate risk. The Board of Directors has delegated the responsibility for measuring, monitoring and controlling interest rate risk to the Bancorp’s asset/liability management committee (ALCO). The ALCO is responsible for developing and implementing interest rate risk management strategies, establishing and maintaining a system of limits and controls, and establishing and utilizing an interest rate risk measurement system. The ALCO, which is made up of members of senior management, generally meets monthly with board presentations occurring quarterly.

Performance from an interest rate risk perspective can be measured in many ways. Methodologies used by the Bancorp focus on net interest income and the net economic value of equity. Net interest income is defined as interest income less interest expense. Variability in net interest income arises because its components — interest income and interest expense — do not change equally as rates vary. This mismatch occurs because individual assets and liabilities reprice differently as rates change. Factors which affect net interest income include changes in the level of interest rates, changes in the relationship between Bancorp yield rates and interest costs, changes in the volume of assets and liabilities outstanding, and changes in the composition or mix of assets and liabilities. Management uses rate shock (i.e., instantaneous and sustained parallel shifts in the yield curve in 1% increments up and down 2%) for stress testing the net interest income under several rate change levels. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The results are compared to limits set by the Board of Directors and are monitored to identify unfavorable trends. Net economic value of equity is the net present value of the Bancorp's portfolio of assets and liabilities. By marking-to-market the components of the balance sheet, management can compute the net economic value of equity. As rates change over time, the market values of Bancorp assets and liabilities will change, with longer-term products fluctuating more than short-term products. In most cases, rate-sensitive assets and liabilities will not have the same maturity characteristics. Therefore, as rates vary, the market value of the rate-sensitive assets will not change equally with the market value of rate-sensitive liabilities. This will cause the net economic value of equity to vary. The focus of the net economic value of equity is to determine the percentage decline in the net economic value of equity caused by a 2% increase or decrease in interest rates, whichever produces the larger decline. A large value indicates a large percentage decline in the net economic value of equity due to changes in interest rates and, thus, high interest rate sensitivity. A low value indicates a small percentage decline in the net economic value of equity due to changes in interest rates and, thus, low interest rate sensitivity. As with net interest income, the results are compared to limits set by the Board of Directors and are monitored to identify unfavorable trends.

Presented in the following tables is forward-looking information about the Bancorp's sensitivity to changes in interest rates as of December 31, 2000 and 1999. The tables incorporate the Bancorp's internal system generated data as related to the maturity, repricing and repayment/withdrawal of interest-earning assets and interest-bearing liabilities. Prepayment assumptions are based on published data. Present value calculations use current published market interest rates. For core deposits that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based on the Bancorp's historical experience, management's judgment, and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

Interest Rate Risk at December 31, 2000

	Net Interest Income			Net Economic Value of Equity		
Change in rates	**Amount**	**% Chg.**	**Policy Limit %**	**Amount**	**% Chg.**	**Policy Limit %**
2%	$13,455	-6.5	-20	$44,879	-11.9	-30
1%	$13,978	-2.9	-10	$47,937	-5.9	-15
0%	$14,397	0.0		$50,945	0.0	
-1%	$14,478	0.6	-10	$51,918	1.9	-15
-2%	$14,369	-0.2	-20	$51,639	1.4	-30

Interest Rate Risk at December 31, 1999

	Net Interest Income			Net Economic Value of Equity		
Change in rates	**Amount**	**% Chg.**	**Policy Limit %**	**Amount**	**% Chg.**	**Policy Limit %**
2%	$12,238	-8.9	-20	$40,596	-18.0	-30
1%	$12,879	-4.1	-10	$44,971	-9.2	-15
0%	$13,430	0.0		$49,510	0.0	
-1%	$13,800	2.8	-10	$53,412	7.9	-15
-2%	$13,885	3.4	-20	$56,525	14.2	-30

The tables show that the Bancorp has managed interest rate risk within the policy limits set by the Board of Directors. At December 31, 2000, an increase in interest rates of 2% would have resulted in an 6.5% decrease in net interest income and an 11.9% decrease in the net economic value of equity compared to decreases of 8.9% and 18.0%, at December 31, 1999. The decrease in interest rate risk during 2000 was due to the increase in core funding and the use of a cost effective mix of borrowings with maturities extending beyond one year.

Financial Condition

During the year ended December 31, 2000, total assets increased by $30.6 million (8.5%), with interest-earning assets increasing by $29.9 million (8.8%). At December 31, 2000, interest-earning assets totaled $368.2 million and represented 93.9% of total assets. Loans totaled $326.2 million and represented 88.6% of interest-earning assets, 83.1% of total assets and 100.6% of total deposits. The loan portfolio, which is the Bancorp’s largest asset, is a significant source of both interest and fee income. The Bancorp’s lending strategy stresses quality growth, product diversification and, competitive and profitable pricing. The loan portfolio includes $16.0 million (4.9%) in construction and land development loans, $174.1 (53.4%) in residential real estate loans, $91.4 million (28.0%) in commercial and multifamily real estate loans, $10.7 million (3.3%) in consumer loans and $34.0 million (10.4%) in commercial business and other loans. During 2000, loans increased by $30.4 million (10.3%). Adjustable rate loans comprised 57% of total loans at year-end. All major areas of lending demonstrated substantial growth during 2000. The most significant growth was in commercial real estate, residential real estate, commercial business, and home equity loans. Growth during 2000 was a result of a strong local economy and aggressive marketing and call programs. Management believes that, despite a slowdown in the local economy, loan growth should remain strong during 2001 because of a lower interest rate environment and an aggressive marketing and call program effort. Management expects to fund loan growth with a mix of core deposits and borrowed funds.

Total Loans
(Dollars in Millions)

[BAR GRAPH]

$244.7	$272.2	$273.4	$295.8	$326.2
1996	1997	1998	1999	2000

Total loans have increased from $244.7 million at December 31, 1996 to $326.2 million at December 31, 2000. During 2000, loans increased by $30.4 million or 10.3%.

During 2000, the Bancorp sold $795 thousand in fixed rate mortgages compared to $2.5 million in 1999 and $3.7 million in 1998. All loans sold had contractual maturities exceeding twenty-five years. Net gains realized from the sales totaled $34 thousand, $30 thousand and $111 thousand for 2000, 1999 and 1998. Net mortgage loan servicing income totaled $15 thousand for 2000, compared to $16 thousand for 1999 and 1998. At December 31, 2000, the Bancorp had $480 thousand classified as loans held for sale. During 2001, the Bancorp expects to continue selling fixed rate mortgage loans, with contractual maturities of twenty-five years or longer, on a case-by-case basis as part of its efforts to manage interest rate risk.

Loan Composition
(Dollars in Millions)

[PIE GRAPH]

Commercial Business and Other — $34.0 (10.4%)
Commercial Real Estate and Multifamily — $91.4 (28.0%)
Consumer — $10.7 (3.3%)
Construction and Land Development — $16.0 (4.9%)
Residential Real Estate, Including Home Equity — $174.1 (53.4%)

At December 31, 2000, loans receivable totaled $326.2 million and represented 88.6% of interest-earning assets.

At December 31, 2000, the Bancorp's investment portfolio totaled $36.2 million and was invested as follows: 90.5% in U.S. government agency debt securities, 7.0% in U.S. government debt securities, and 2.5% in U.S. government agency mortgage-backed securities. At December 31, 2000, securities available-for-sale totaled $20.5 million or 56.7% of total securities. In addition, at December 31, 2000, the Bancorp had $3.3 million in interest bearing balances in financial institutions, $86 thousand in federal funds sold, and $2.0 million in FHLB stock. During 2000, investment securities decreased by $4.0 million (10.0%) as proceeds from maturing securities were used to provide funding for loan growth.

Management believes that the credit risk profile of the earning asset portfolio is relatively low. This is accomplished through quality loan underwriting and a proactive approach to loan monitoring. At December 31, 2000, non-performing loans, which include those loans that are 90 days or more past due and those loans that have been placed on non-accrual status, totaled $1.8 million, an increase of $1.0 million from the prior year. The December 31, 2000 balance includes $1.5 million in loans accounted for on a non-accrual basis and $354 thousand in accruing loans which were contractually past due 90 days or more. The ratio of non-performing loans to total loans increased from 0.27% at the end of 1999 to 0.55% at the end of 2000. At December 31, 2000, $2.9 million of the Bancorp's loans were internally classified as substandard. There were no loans classified as doubtful or loss. Classified loans include non-performing loans and potential problem loans, where information about possible credit problems causes management to question the ability of such borrowers to comply with loan repayment terms. Potential problem loans are not included with non-performing loans as they continue to perform. The increase in non-performing and classified loans during 2000 is primarily due to two commercial loans subject to industry-specific developments and, to a lesser extent, to increases for mortgage and consumer loans that are well secured. Management does not anticipate that any of the non-performing loans or classified loans will materially impact future operations, liquidity or capital resources. At December 31, 2000, except as described above, there were no material credits that would cause management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

At December 31, 2000, the Bancorp had impaired loans totaling $291 thousand, representing three loans to a single borrower and guarantor. The loans were subsequently charged-off during January 2001. No other loans were considered to be impaired loans as of, or for the twelve months ended December 31, 2000. At December 31, 2000, the ALL allocated to the impaired loan balances totaled $233 thousand.

Non-performing Loans to Total Loans

[BAR GRAPH]

1996	1997	1998	1999	2000
0.48%	0.44%	0.54%	0.27%	0.55%

Management believes that the credit risk profile of the loan portfolio is relatively low. At December 31, 2000, the Bancorp's ratio of non-performing loans to total loans was 0.55% (fifty-five hundredths of one percent).

Because some loans may not be repaid in accordance with contractual agreements, an allowance for loan losses (ALL) has been maintained. While management may periodically allocate portions of the allowance for specific problem loans, the entire allowance is available to absorb all credit losses that arise from the loan portfolio and is not segregated for, or allocated to, any particular loan or group of loans. During 2000, additions to the ALL account totaled $175 thousand compared to $200 thousand for 1999 and $110 thousand for 1998. The provision is based on management's current judgments about the credit quality of the loan portfolio, loan portfolio growth, changes in the portfolio mix and local economic trends. The appropriateness of the current year provision and the overall adequacy of the ALL were determined through a disciplined and consistently applied quarterly process that combines a review of current activity with a risk assessment worksheet. While the quality of the loan portfolio remains sound, provisions during 2000 were warranted because of increased average daily loan balances, the inherent risk associated with growth in commercial real estate and commercial business loans, an increase in the level of charge-offs, and increases in non-performing loans due to a slowdown in the local economy. Charge-offs, net of recoveries, totaled $162 thousand during 2000 compared to $23 thousand during 1999 and $52 thousand for 1998. At December 31, 2000, the ALL to total loans was 1.02%, while the ALL to nonperforming loans (coverage ratio) was 183.5%. The decrease in the 2000 provision was warranted because the coverage ratio and the balance in the ALL account of $3.3 million is considered adequate by management after evaluation of the loan portfolio, past experience and current economic and market conditions. In addition, management does not anticipate that any of the non-performing loans or classified loans would materially impact future operations, liquidity or capital resources.

Allowance For Loan Losses to Total Loans

1996	1997	1998	1999	2000
1.18%	1.13%	1.14%	1.12%	1.02%

At December 31, 2000, the Bancorp had $3.3 million in the Allowance for Loan Losses account. The amount represents 1.02% of loans outstanding and 183.54% of non-performing loans.

The allocation of the ALL reflects performance and growth trends within the various loan categories, as well as, consideration of the facts and circumstances that affect the repayment of individual loans, as well as, loans which have been evaluated on a pooled basis. During 2000, additions to the ALL were allocated to the commercial real estate loans and commercial business loans due to the growth in these portfolios and the additional risk related to these products.

Deposits are a fundamental and cost-effective source of funds for lending and other investment purposes. The Bancorp offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships. At December 31, 2000, deposits totaled $324.3 million. During 2000, deposit growth totaled $17.7 million (5.8%). NOW accounts increased $9.7 million (32.9%), checking accounts increased $5.7 million (25.1%), money market deposit accounts (MMDA's) increased $2.8 million (6.7%), and certificates of deposit increased by $576 thousand (0.3%). Savings accounts decreased $1.1 million (2.4%). The growth in core deposits was a result of competitive product offerings and an aggressive marketing program. At December 31, 2000, the deposit base was comprised of 14.1% savings accounts, 13.9% MMDAs, 12.1% NOW accounts, 8.7% checking accounts and 51.2% certificates of deposit.

Total Deposits
(Dollars in Millions)

[BAR GRAPH]

1996	1997	1998	1999	2000
$256.4	$272.1	$293.2	$306.6	$324.3

Deposits are the major source of funds for lending and other investment purposes. During 2000, deposits increased by $17.7 million or 5.8%.

Deposit growth has not kept pace with asset growth principally due to a low rate of personal savings by households and competition for depositor funds from higher-yielding investment alternatives. Borrowings are primarily used to fund asset growth not supported by deposit generation. At December 31, 2000, borrowed funds totaled $30.6 million compared to $18.6 million at December 31, 1999, an increase of $12.0 million (64.4%). Repurchase agreements implementation of the Bancorp's sweep repurchase program. FHLB advances totaled $11.5 million, decreasing $2.5 million. Other short-term borrowings totaled $7.2 million, increasing $5.6 million to meet short-term funding requirements.

Liquidity and Capital Resources

For the Bancorp, liquidity management refers to the ability to generate sufficient cash to fund current loan demand, meet savings deposit withdrawals, and pay dividends and operating expenses. The Bancorp's primary goal for liquidity management is to ensure that at all times it can meet the cash demands of its depositors and its loan customers. A secondary purpose of liquidity management is profit management. Because profit and liquidity are often conflicting objectives, management attempts to maximize the Bancorp's net interest margin by making adequate, but not excessive, liquidity provisions. Finally, because the Bancorp is subject to legal reserve requirements under Federal Reserve Regulation D, liquidity is managed to ensure that the Bancorp maintains an adequate level of legal reserves.

Changes in the liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.

Capital to Average Assets

[BAR GRAPH]

9.3%	9.2%	9.2%	9.0%	8.6%
1996	1997	1998	1999	2000

Management firmly believes that the safety and soundness of the Bancorp is enhanced by maintaining a high level of capital. At December 31, 2000, the Bancorp's capital exceeded all regulatory requirements. The Bancorp is categorized as "well capitalized". The ratio of Tier I capital to adjusted average assets reflects the change in capital over the periods presented as a result of profitability and success in managing growth. In addition, Tier I capital to risk-weighted assets was 12.3% and total capital to risk-weighted assets was 13.6%.

The primary investing activities include loan originations, loan repayments, investments in interest bearing balances in financial institutions, and the purchase and maturity of investment securities. Financing activities focus almost entirely on the generation of customer deposits. In addition, the Bancorp utilizes borrowings(i.e., repurchase agreements and advances from the FHLB) as a source of funds.

During 2000, cash and cash equivalents increased by $2.8 million, compared to a decrease of $12.7 million for 1999 and an increase of $16.7 million for 1998. The increase for 2000 reflects the growth of interest bearing balances in financial institutions and federal funds sold. During 1999 no balances were reported for these funds as they were used for the Year 2000 cash build-up. During 2000, the primary sources of cash and cash equivalents were deposit growth, borrowed funds, proceeds from maturing securities and cash provided by operating activities. The primary uses of cash and cash equivalents were loan originations and purchases, the construction of the new Hobart branch facility, the payment of common stock dividends and the purchase of treasury stock. During 2000, cash provided by operating activities totaled $5.3 million, compared to $5.1 million for 1999 and $4.4 million for 1998. The primary source of the increase during 2000 was the increase in net income. Cash outflows for investing activities totaled $28.7 million during 2000, compared to $29.8 million for 1999 and $9.1 million for 1998. The increase during 2000 reflects strong loan demand. The net change in loans receivable and loan participations purchased totaled $30.6 million during 2000, compared to $22.6 million for 1999 and $1.8 million for 1998. Cash flows from financing activities totaled $26.2 million during 2000, compared to $12.0 million for 1999 and $21.3 million for 1998. The increase during 2000 reflects deposit growth and increased borrowings. Deposit growth during 2000 totaled $17.7 million, compared to $13.4 million for 1999 and $21.1 million for 1998. The increase in FHLB advances and other borrowed funds totaled $12.0 million during 2000, compared to $1.3 million during 1999 and $2.2 million for 1998 as the Bancorp utilized its line of credit for short-term funding and implemented a sweep repurchase program. The Bancorp paid dividends on common stock of $2.5 million during 2000, compared to $2.3 million for 1999 and $2.0 million for 1998.

On April 18, 2000, the Bancorp announced that it had completed the repurchase of 50,000 shares or 1.8% of the Bancorp's outstanding common stock at an average price of $21.40 per share. The repurchase program began in August 1999. The Bancorp also announced that the Board of Directors had authorized the repurchase of an additional 50,000 shares of Common Stock or 1.8% of the outstanding shares. During 2000, the Bancorp purchased

47,064 shares of treasury stock at $19.75 – $21.75 per share for $993 thousand.

During the fourth quarter of 2000, the Bancorp opened a state-of-the-art branch facility in Hobart, Indiana. The facility did not have a material impact on noninterest expense during 2000. The new facility provides opportunities to expand market share for the Bancorp’s products and services in Hobart and the surrounding areas.

At December 31, 2000, outstanding commitments to fund loans totaled $60.5 million. Approximately 86% of the commitments were at variable rates. Management believes that the Bancorp has sufficient cash flow and borrowing capacity to fund all outstanding commitments and to maintain proper levels of liquidity.

Management strongly believes that safety and soundness is enhanced by maintaining a high level of capital. During 2000, stockholders' equity increased by $1.1 million (3.3%). The increase resulted primarily from earnings of $4.4 million for 2000. In addition, $60 thousand represents proceeds from the exercise of 5,973 stock options. The Bancorp declared $2.6 million in cash dividends and $993 thousand for the purchase of treasury stock during 2000. The net unrealized gain on available-for-sale securities was $223 thousand. At December 31, 2000, book value per share was $12.39 compared to $11.82 at December 31, 1999.

The Bancorp is subject to risk-based capital guidelines adopted by the Board of Governors of the Federal Reserve System (the FRB), and the Bancorp is subject to risk-based capital guidelines adopted by the FDIC. As applied to the Bancorp and the Bank, the FRB and FDIC capital requirements are substantially the same. These regulations divide capital into two tiers. The first tier (Tier I) includes common equity, certain non-cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Supplementary (Tier II) capital includes, among other things, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. The Bancorp and the Bank are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. In addition, the FRB and FDIC regulations provide for a minimum Tier I leverage ratio (Tier I capital to adjusted average assets) of 3% for financial institutions that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other financial institutions are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least one to two percent.

The following table shows that, at December 31, 2000, the Bancorp's capital exceeded all regulatory capital requirements. At December 31, 2000, the Bancorp's and the Bank's regulatory capital ratios were substantially the same. The dollar amounts are in millions.

	Actual		**Required for adequate capital**		**To be well capitalized**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital to risk-weighted assets	$36.8	13.6%	$21.7	8.0%	$27.2	10.0%
Tier I capital to risk-weighted assets	$33.5	12.3%	$10.9	4.0%	$16.3	6.0%
Tier I capital to adjusted average assets	$33.5	8.6%	$11.6	3.0%	$19.4	5.0%

Results of Operations — Comparison of 2000 to 1999

Net income for 2000 was $4.4 million, compared to $4.2 million for 1999, an increase of $135 thousand (3.2%). The earnings represent a return on average assets of 1.17% for 2000 compared to 1.20% for 1999. The return on average equity was 13.30% for 2000 compared to 13.17% for 1999.

Net interest income for 2000 was $14.7 million, up $365 thousand (2.5%) from $14.3 million for 1999. The increase in net interest income was due to higher yields on interest-earning assets and growth in average daily balances for loans. The weighted-average yield on interest-earning assets was 7.88% for 2000 compared to 7.61% for 1999. The weighted-average cost of funds was 3.95% for 2000 compared to 3.54% for 1999. The impact of the 7.88% return on interest-earning assets and the 3.95% cost of funds resulted in a net interest spread of 3.93% for 2000 compared to 4.07% for 1999. During 2000, total interest income increased by $2.5 million (9.6%) while total interest expense increased by $2.1 million (18.7%). The net interest margin was 3.92% for 2000 compared to 4.04% for 1999.

During 2000, interest income from loans increased by $2.9 million (12.8%) compared to 1999. The increase was due to higher yields and higher average daily balances for the loan portfolio. The weighted-average yield on loans outstanding was 8.11% for 2000 compared to 7.90% for 1999. Loan balances averaged $314.9 million for 2000, up $28.3 million (9.9%) from $286.6 million for 1999. During 2000, interest income from securities and other interest earning assets decreased by $431 thousand (14.6%) compared to 1999. The decrease was due to lower average daily balances. The weighted-average yield on securities and other interest earning assets was 6.11% for 2000 compared to 5.92% for 1999. Securities and other interest earning assets averaged $41.3 million for 2000, down $8.6 million (17.2%) from $49.9 million for 1999.

Net Interest Margin

[BAR GRAPH]

1996	1997	1998	1999	2000
3.79%	3.94%	3.91%	4.04%	3.92%

The net interest margin is total interest income minus total interest expense stated as a percentage of average total assets. During 2000, the decrease was primarily due to a rising interest rate environment.

Interest expense for deposits increased by $1.7 million (16.3%) during 2000 compared to 1999. The increase was due to a higher cost of funds and growth in average daily balances. The weighted-average rate paid on deposits for 2000 was 3.83% compared to 3.45% for 1999. The higher cost of funds reflects a rising interest rate environment. Total deposit balances averaged $314.5 million for 2000, up $14.1 million (4.7%) from $300.4 million for 1999. Interest expense on borrowed funds increased by $413 thousand (44.7%) during 2000 due to higher rates and increases in average daily balances. The weighted-average cost of borrowed funds was 5.55% for 2000 compared to 5.11% for 1999. Borrowed funds averaged $24.1 million during 2000, up $6.0 million (33.1%) from $18.1 million for 1999. Borrowed funds have provided a cost-effective supplement to certificates of deposit, as deposit pricing within the Bancorp’s local market area has been very competitive.

Noninterest income was $2.0 million for 2000, up $336 thousand (20.3%) from $1.7 million during 1999. During 2000, management continued to implement initiatives focused on improving noninterest income from Bancorp operations. As a result, fees and service charges increased $312 thousand (24.8%) and income from Trust operations increased $49 thousand (14.5%) compared to 1999.

Noninterest expense for 2000 was $9.4 million, up $675 thousand (7.7%) from $8.8 million for 1999. The increase in compensation and benefits was due to additional staffing, annual salary increases and the increased cost of employee benefits. The increase in marketing was due to an aggressive direct mail program focused on loan, deposit and trust products. Other expense changes were due to standard increases in operations. The Bancorp’s efficiency ratio for 2000 was 56.6% compared to 54.9% for 1999. The ratio is determined by dividing total noninterest expense by the sum of net interest income and total noninterest income for the period.

Income tax expenses for 2000 totaled $2.7 million compared to $2.8 million for 1999, a decrease of $84 thousand (3.0%). The reduction during 2000 was a result of investments in low-income housing tax credits. The combined effective federal and state tax rates for the Bancorp were 38.1% for 2000 and 39.6% for 1999.

Efficiency Ratio

[BAR GRAPH]

55.2%	55.0%	55.6%	54.9%	56.6%
1996	1997	1998	1999	2000

The efficiency ratio measures how much of the Bancorp’s revenue is consumed by operating costs. The efficiency ratio is determined by dividing total noninterest expense by the sum of net interest income and total noninterest income for the period. At December 31, 2000, the Bancorp’s efficiency ratio was 56.6%.

Results of Operations — Comparison of 1999 to 1998

Net income for 1999 was $4.2 million, compared to $3.8 million for 1998, an increase of $473 thousand (12.6%). The earnings represent a return on average assets of 1.20% for 1999 compared to 1.14% for 1998. The return on average equity was 13.17% for 1999 compared to 12.35% for 1998.

Net interest income for 1999 was $14.3 million, up $1.4 million (10.8%) from $12.9 million for 1998. The increase in net interest income was primarily due to a lower cost of funds. The weighted-average yield on interest-earning assets was 7.61% for 1999 compared to 8.00% for 1998. The weighted-average cost of funds was 3.54% for 1999 compared to 4.16% for 1998. The impact of the 7.61% return on interest-earning assets and the 3.54% cost of funds resulted in a net interest spread of 4.07% for 1999 compared to 3.84% for 1998. During 1999, total interest income increased by $372 thousand (1.5%) while total interest expense decreased by $1.0 million (8.4%). The net interest margin was 4.04% for 1999 compared to 3.91% for 1998.

During 1999, interest income from loans increased by $108 thousand (0.5%) compared to 1998. The increase was due to an increase in average daily balances for the loan portfolio. The weighted-average yield on loans outstanding was 7.90% for 1999 compared to 8.31% for 1998. Higher average loan balances contributed to the increase in interest income as loans averaged $286.6 million for 1999, up $15.2 million (5.6%) from $271.4 million for 1998. During 1999, interest income on securities and other interest earning assets increased by $264 thousand (9.8%) compared to 1998. The increase was due to higher average daily balances. The weighted-average yield on securities and other interest earning assets was 5.92% for 1999 compared to 6.13% for 1998. Securities and other interest earning assets averaged $49.9 million for 1999, up $6.0 million (13.7%) from $43.9 million for 1998.

Interest expense for deposits decreased by $1.0 million (9.2%) during 1999 compared to 1998. The decrease was due to a lower cost of funds. The weighted-average rate paid on deposits for 1999 was 3.45% compared to 4.09% for 1998. The lower cost of funds was due to growth in core deposits (checking accounts, NOW accounts, savings accounts and money market accounts). Core deposits averaged $141.4 million during 1999, up $23.1 million (19.5%) from $118.3 million for 1998. Total deposit balances averaged $300.4 million for 1999, up

$21.3 million (7.6%) from $279.1 million for 1998. Interest expense on borrowed funds increased by $18 thousand (2.0%) during 1999 due to higher average daily balances. The weighted-average cost of borrowed funds was 5.11% for 1999 compared to 5.41% for 1998. Borrowed funds averaged $18.1 million during 1999, up $1.4 million (8.4%) from $16.7 million for 1998.

Noninterest income was $1.7 million for 1999, up $312 thousand (23.2%) from $1.4 million during 1998. During 1999, management continued to implement initiatives focused on improving noninterest income from Bancorp operations. As a result, fees and service charges increased $389 thousand (44.7%) and income from Trust operations increased $42 thousand (14.2%).

Noninterest expense for 1999 was $8.8 million, up $836 thousand (10.5%) from $7.9 million for 1998. The increase in compensation and benefits was due to additional staffing, annual salary increases and the increased cost of employee benefits. The increases in occupancy and equipment, and data processing reflect investments in technology and new products and services. Other expense changes were due to costs related to the century date change and standard increases in operations. The Bancorp's efficiency ratio for 1999 was 54.9% compared to 55.6% for 1998.

Income tax expenses for 1999 totaled $2.8 million compared to $2.5 million for 1998, an increase of $314 thousand (12.8%). The increase was due to an increase in pretax earnings during 1999. The combined effective federal and state tax rates for the Bancorp were 39.6% for 1999 and 39.5% for 1998.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with Generally Accepted Accounting Principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Bancorp are monetary in nature. As a result, interest rates have a more significant impact on the Bancorp's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

Forward-Looking Statements

When used in this report and in other filings by the Bancorp with the Securities and Exchange Commission, in the Bancorp's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Bancorp's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bancorp's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Bancorp wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Bancorp's financial performance and could cause the Bancorp's actual results for future periods to differ materially from those anticipated or projected.

The Bancorp does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Return On Assets

[BAR GRAPH]

0.75%	1.13%	1.14%	1.20%	1.17%
1996	1997	1998	1999	2000

Return on assets (ROA) indicates the overall operating efficiency of a company. The ratio is determined by stating net income as a percentage of average total assets. The 1996 results include the one-time special assessment on SAIF-assessable deposits to recapitalize SAIF.

Return On Equity

[BAR GRAPH]

7.90%	11.87%	12.35%	13.17%	13.30%
1996	1997	1998	1999	2000

Return on equity (ROE) is determined by stating net income as a percentage of average stockholders' equity. The ratio is important to the Bancorp's stockholders because it measures the return on their invested capital. The increase in ROE for 2000 reflects record earnings. The 1996 results include the one-time special assessment on SAIF-assessable deposits to recapitalize SAIF.

[CROWE CHIZEK LOGO]

Report of Independent Auditors

Board of Directors and Stockholders
NorthWest Indiana Bancorp
Munster, Indiana

We have audited the accompanying consolidated balance sheets of NorthWest Indiana Bancorp (the Bancorp) as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthWest Indiana Bancorp as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

As discussed in Note 1, during 1998 the Bancorp adopted new accounting guidance on derivatives.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

South Bend, Indiana
January 8, 2001

(Dollars in thousands)

	December 31,	
	2000	**1999**
ASSETS		
Cash and non-interest bearing balances in financial institutions	$ 14,013	$ 14,633
Interest bearing balances in financial institutions	3,320	—
Federal funds sold	86	—
Total cash and cash equivalents	17,419	14,633
Securities available-for-sale	20,503	24,171
Securities held-to-maturity (fair value: 2000 - $15,651, 1999 - $15,718)	15,649	15,983
Loans held for sale	480	597
Loans receivable	326,207	295,813
Less: allowance for loan losses	(3,322)	(3,309)
Net loans receivable	322,885	292,504
Federal Home Loan Bank stock	1,976	1,777
Accrued interest receivable	2,523	2,408
Premises and equipment	7,895	6,522
Foreclosed real estate	100	—
Investment in real estate limited partnerships	1,118	1,117
Deferred income taxes	1,213	1,367
Other assets	552	640
Total assets	$392,313	$361,719
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 28,415	$ 22,709
Interest bearing	295,895	283,938
Total	324,310	306,647
Borrowed funds	30,599	18,607
Accrued expenses and other liabilities	3,875	3,994
Total liabilities	358,784	329,248
Commitments and contingencies	—	—
Stockholders' Equity:		
Preferred stock, no par or stated value; 10,000,000 shares authorized, none outstanding	—	—
Common stock, no par or stated value; 10,000,000 shares authorized; shares issued: December 31, 2000 - 2,773,476, December 31, 1999 - 2,767,503, shares outstanding: December 31, 2000 - 2,705,312, December 31, 1999 - 2,746,403	347	346
Additional paid in capital	3,029	2,970
Accumulated other comprehensive income (loss)	1	(222)
Retained earnings — substantially restricted	31,592	29,824
Treasury stock, common shares at cost: December 31, 2000 - 68,164, December 31, 1999 - 21,100	(1,440)	(447)
Total stockholders' equity	33,529	32,471
Total liabilities and stockholders' equity	$392,313	$361,719

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in thousands, except per share data)	Year Ended December 31,		
	2000	1999	1998
Interest income:			
Loans receivable			
Real estate loans	$21,610	$19,541	$19,747
Commercial loans	2,995	2,248	2,071
Consumer loans	947	862	725
Total loan interest	25,552	22,651	22,543
Securities	2,374	2,358	1,981
Other interest earning assets	151	598	711
Total interest income	28,077	25,607	25,235
Interest expense:			
Deposits	12,050	10,358	11,405
Borrowed funds	1,336	923	905
Total interest expense	13,386	11,281	12,310
Net interest income	14,691	14,326	12,925
Provision for loan losses	175	200	110
Net interest income after provision for loan losses	14,516	14,126	12,815
Noninterest income:			
Fees and service charges	1,572	1,260	871
Trust operations	387	338	296
Gain on sale of loans, net	34	30	111
Gain on securities, net	—	12	—
Gain on sale of foreclosed real estate	—	15	65
Other	2	4	4
Total noninterest income	1,995	1,659	1,347
Noninterest expense:			
Compensation and benefits	5,141	4,656	4,130
Occupancy and equipment	1,510	1,524	1,454
Data processing	568	511	428
Federal insurance premium	63	169	164
Marketing	189	150	128
Other	1,978	1,764	1,634
Total noninterest expense	9,449	8,774	7,938
Income before income tax expenses	7,062	7,011	6,224
Income tax expenses	2,691	2,775	2,461
Net income	$ 4,371	$ 4,236	$ 3,763
Earnings per common share:			
Basic	$ 1.61	$ 1.53	$ 1.36
Diluted	$ 1.60	$ 1.52	$ 1.35
Dividends declared per common share	$ 0.96	$ 0.84	$ 0.74

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Treasury Stock	Total Equity
Balance at January 1, 1998	$345	$2,948	$ —	$26,189	$ —	$29,482
Comprehensive income:						
Net income	—	—	—	3,763	—	3,763
Net unrealized gain/(loss) on securities available-for-sale, net of tax effects	—	—	(3)	—	—	(3)
Comprehensive income before cumulative effect of change in accounting policy	—	—	—	—	—	3,760
Cumulative effect of change in adopting SFAS No. 133	—	—	117	—	—	117
Comprehensive income	—	—	—	—	—	3,877
Issuance of 214 shares of common stock at $5.75 - $10.63 per share, under stock option plan	—	2	—	—	—	2
Cash dividends, $0.74 per share	—	—	—	(2,045)	—	(2,045)
Balance at December 31, 1998	345	2,950	114	27,907	—	31,316
Comprehensive income:						
Net income	—	—	—	4,236	—	4,236
Net unrealized gain/(loss) on securities available-for-sale, net of reclassification and tax effects	—	—	(336)	—	—	(336)
Comprehensive income	—	—	—	—	—	3,900
Issuance of 4,347 shares of common stock at $4.66 - $10.63 per share, under stock option plan	1	20	—	—	—	21
Cash dividends, $0.84 per share	—	—	—	(2,319)	—	(2,319)
Purchase of 21,100 shares of treasury stock at $21,00 - $21.50 per share	—	—	—	—	(447)	(447)
Balance at December 31, 1999	346	2,970	(222)	29,824	(447)	32,471
Comprehensive income:						
Net income	—	—	—	4,371	—	4,371
Net unrealized gain/(loss) on securities available-for-sale, net of tax effects	—	—	223	—	—	223
Comprehensive income	—	—	—	—	—	4,594
Issuance of 5,973 shares of common stock at $5.75 - $21.13 per share, under stock option plan	1	59	—	—	—	60
Cash dividends, $0.96 per share	—	—	—	(2,603)	—	(2,603)
Purchase of 47,064 shares of treasury stock at $19.75 - $21.75 per share	—	—	—	—	(993)	(993)
Balance at December 31, 2000	$347	$3,029	$ 1	$31,592	$(1,440)	$33,529

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31,		
	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,371	$ 4,236	$ 3,763
Adjustments to reconcile net income to net cash provided by operating activities:			
Origination of loans for sale	(658)	(2,512)	(4,259)
Sale of loans originated for sale	795	2,495	3,691
Depreciation and amortization, net of accretion	854	921	901
Amortization of mortgage servicing rights	12	11	6
Amortization of investment in real estate limited partnerships	46	12	1
Net gains on securities	—	(12)	—
Net gains on sale of loans	(34)	(30)	(111)
Net gains on sale of foreclosed real estate	—	(15)	(65)
Provision for loan losses	175	200	110
Net change in:			
Deferred taxes	5	(266)	(159)
Interest receivable	(115)	(110)	(103)
Other assets	82	(197)	555
Accrued expenses and other liabilities	(191)	369	81
Total adjustments	971	866	648
Net cash from operating activities	5,342	5,102	4,411
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of securities available-for-sale	5,005	7,660	—
Purchase of securities available-for-sale	(1,005)	(11,960)	(8,175)
Proceeds from maturities of securities held-to-maturity	500	5,595	11,000
Purchase of securities held-to-maturity	—	(7,729)	(10,110)
Principal collected on mortgage-backed securities	189	304	472
Purchase of mortgage-backed securities	(346)	—	—
Purchase of investment in real estate limited partnerships	(47)	(632)	(500)
Purchase of Federal Home Loan Bank Stock	(199)	(82)	(49)
Loan participations purchased	(5,354)	(300)	(5,238)
Net change in loans receivable	(25,294)	(22,253)	3,506
Purchase of premises and equipment, net	(2,196)	(645)	(732)
Proceeds from sale of foreclosed real estate	—	200	752
Net cash from investing activities	(28,747)	(29,842)	(9,074)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in deposits	17,663	13,425	21,132
Proceeds from FHLB advances	11,750	8,000	4,000
Repayment of FHLB advances	(14,250)	(6,000)	—
Change in other borrowed funds	14,492	(713)	(1,808)
Proceeds from issuance of common stock	60	21	2
Dividends paid	(2,531)	(2,253)	(1,976)
Treasury stock purchased	(993)	(447)	—
Net cash from financing activities	26,191	12,033	21,350
Net change in cash and cash equivalents	2,786	(12,707)	16,687
Cash and cash equivalents at beginning of period	14,633	27,340	10,653
Cash and cash equivalents at end of period	$ 17,419	$ 14,633	$ 27,340
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 13,332	$ 11,331	$ 12,371
Income taxes	$ 2,912	$ 3,203	$ 2,526
SUPPLEMENTAL NONCASH INFORMATION:			
Transfers from securities held-to-maturity to available-for-sale	$ —	$ —	$ 12,241
Transfers from loans to foreclosed real estate	$ 100	$ 153	$ 460

See accompanying notes to consolidated financial statements

NOTE 1 — Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include NorthWest Indiana Bancorp (the Bancorp), its wholly-owned subsidiary, Peoples Bank SB (the Bank), and the Bank's wholly-owned subsidiary, Peoples Service Corporation. The Bancorp has no other business activity other than being a holding company for the Bank. The Bancorp's earnings are dependent upon the earnings of the Bank. Peoples Service Corporation is inactive. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates — Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, fair values of financial instruments and status of contingencies are particularly susceptible to material change in the near term.

Concentrations of Credit Risk — The Bancorp grants residential, commercial real estate, commercial business and installment loans to customers primarily of Lake County, in northwest Indiana. Substantially all loans are secured by specific items of collateral including residences, business assets and consumer assets.

Cash Flow Reporting — For purposes of the statement of cash flows, the Bancorp considers cash on hand, noninterest bearing balances in financial institutions, all interest-bearing balances in financial institutions with original maturities of ninety days or less and federal funds sold to be cash and cash equivalents. The Bancorp reports net cash flows for customer loan and deposit transactions and short-term borrowings with maturities of 90 days or less.

Securities — The Bancorp classifies securities into held-to-maturity, available-for-sale, or trading categories. Held-to-maturity securities are those which the Bancorp has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income. The Bancorp does not have a trading portfolio. Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of premium or discount, is included in earnings. Securities are written down to fair value when a decline in fair value is not temporary.

Loans Held for Sale — Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loans and Loan Income — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated net of loans in process, deferred loan fees and costs, and unearned income. Discounts on consumer loans are recognized over the lives of the loans using the interest method. Interest income on other loans is accrued over the term of the loans based upon the principal outstanding except where serious doubt exists as to the collectibility of a loan, in which case the accrual of interest is discontinued. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status. Net deferred loan fees and costs are amortized on the interest method over the loan term.

Allowance for Loan Losses — The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses, and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. Loan losses are charged against the allowance when management believes that uncollectibility of a loan a balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported in the provision for loan losses. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment.

Federal Home Loan Bank Stock — The Bank is a member of the Federal Home Loan Bank system and is required to invest in capital stock of the Federal Home Loan Bank (FHLB). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans and advances from the FHLB and is carried at cost.

Premises and Equipment — Premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 26 to 40 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to expense and improvements are capitalized. The cost and accumulated depreciation applicable to assets retired or otherwise disposed of are eliminated from the accounts and the gain or loss on disposition is credited or charged to operations.

Foreclosed Real Estate — Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at fair value at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas holding costs are expensed. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value less selling costs.

Mortgage Servicing Rights — Mortgage servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Mortgage servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondly as to prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Long-term Assets — These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase Agreements — Substantially all repurchase agreement liabilities represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned by the Bancorp.

Postretirement Benefits Other Than Pensions — The Bancorp sponsors a defined benefit postretirement plan that provides comprehensive major medical benefits to all eligible retirees. Postretirement benefits are accrued based on the expected cost of providing postretirement benefits to employees during the years the employees have rendered service to the Bancorp.

Income Taxes — The Bancorp records income tax expense based on the amount of taxes due on its tax return, plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loss Contingencies — Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Earnings Per Share — Basic earnings per common share is net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share, includes the dilutive effect of additional potential common shares issuable under stock options.

On February 28, 1999, the Bancorp effected a two-for-one common stock split as a share dividend. Earnings and dividends per share and other share related information is restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income — Comprehensive income consists of net income and other comprehensive income. Other comprehensive income for the Bancorp includes unrealized gains and losses on securities available-for-sale, which is also recognized as a separate component of equity.

Fair Value of Financial Instruments — Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Derivatives — All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in income currently.

During June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. On October 1, 1998, the Bancorp adopted SFAS No. 133 and as permitted transferred securities from the held-to-maturity portfolio to the available-for-sale portfolio. At the date of transfer, these securities had an amortized cost of $12,241,000, and the transfer increased the unrealized appreciation on securities available-for-sale by $194,000 and increased stockholders equity by $117,000, net of tax of $77,000.

During 2000, 1999 and 1998, the Bancorp did not have derivative instruments and was not involved in hedging activities as defined by SFAS No. 133.

Industry Segments — Internal financial information is primarily reported and aggregated in the line of business of banking.

Reclassification — Certain amounts appearing in the consolidated financial statements and notes thereto for the years ended December 31, 1999 and 1998, have been reclassified to conform to the December 31, 2000 presentation.

NOTE 2 — Securities

Year end securities available-for-sale were as follows:

	(Dollars in thousands)		
	Fair Value	Gains	Losses
2000			
U.S. government and federal agencies	$20,503	$63	$ (61)
1999			
U.S. government and federal agencies	$24,171	$15	$(385)

Year end securities held-to-maturity were as follows:

	(Dollars in thousands)			
	Net Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2000				
U.S. government and federal agencies	$14,737	$ 18	$ (24)	$14,731
Mortgage-backed securities	912	13	(5)	920
Total debt securities	$15,649	$ 31	$ (29)	$15,651
1999				
U.S. government and federal agencies	$15,228	$ —	$(278)	$14,950
Mortgage-backed securities	755	13	—	768
Total debt securities	$15,983	$ 13	$(278)	$15,718

The net carrying amount and fair value, if different, of debt securities by contractual maturity at December 31, 2000, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	(Dollars in thousands)		
	Available-for-sale	Held-to-maturity	
	Fair Value	Net Carrying Amount	Fair Value
Due in one year or less	$ 5,005	$ —	$ —
Due from one to five years	15,498	14,737	14,731
Mortgage-backed securities	—	912	920
Total	$20,503	$15,649	$15,651

There were no sales of securities during the years ended December 31, 2000, 1999 and 1998. In 1999, certain securities held-to-maturity were called and resulted in $12,000 of securities gains. Securities with carrying values of $36,152,000 and $40,154,000 were pledged as of December 31, 2000 and 1999 as collateral for borrowings from the FHLB, repurchase agreements and public funds and for other purposes as permitted or required by law.

NOTE 3 — Loans Receivable

Year end loans are summarized below:

	(Dollars in thousands)	
	2000	**1999**
Loans secured by real estate:		
Construction and land development	$ 16,028	$ 14,847
Residential, including home equity	174,422	161,467
Commercial real estate and other dwelling	91,411	79,746
Total loans secured by real estate	281,861	256,060
Consumer loans	10,715	10,449
Commercial business and other	34,000	29,779
Subtotal	326,576	296,288
Less:		
Net deferred loan origination fees	(321)	(369)
Undisbursed loan funds	(48)	(106)
Loans receivable	$326,207	$295,813

Activity in the allowance for loan losses is summarized below for the years indicated:

	(Dollars in thousands)		
	2000	**1999**	**1998**
Balance at beginning of period	$3,309	$3,132	$3,074
Provision charged to income	175	200	110
Loans charged off	(170)	(33)	(68)
Recoveries	8	10	16
Balance at end of period	$3,322	$3,309	$3,132

At December 31, 2000, the Bancorp had impaired loans totaling $291,000, representing three loans to a single borrower and guarantor. The impairment occurred during the fourth quarter of 2000. The loans were subsequently charged-off during January 2001. No other loans were considered to be impaired loans as of, or for the twelve months ended December 31, 2000. At December 31, 2000, the ALL allocated to the impaired loan balances totaled $233,000. At December 31, 1999, no portion of the allowance for loan losses was allocated to impaired balances as the Bancorp had no loans individually it considered to be impaired as of or for the year ended December 31, 1999.

Nonperforming loans consist of smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

	(Dollars in thousands)	
	2000	**1999**
Loans past due over 90 days still on accrual	$ 354	$238
Nonaccrual loans	1,456	565

NOTE 4 — Secondary Market Mortgage Activities

Mortgage loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC) are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at year end are summarized below:

	(Dollars in thousands)	
	2000	**1999**
Mortgage loan portfolios serviced for FHLMC	$11,039	$10,258

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $103,000 and $106,000 at December 31, 2000 and 1999.

Activity for capitalized mortgage servicing rights was as follows:

	(Dollars in thousands)	
	2000	**1999**
Servicing rights:		
Beginning of year	$109	$ 75
Additions	6	45
Amortized to expense	(12)	(11)
End of year	$103	$109

At year end 2000 and 1999, there was no valuation allowance required.

NOTE 5 — Premises and Equipment, Net

At year end, premises and equipment are summarized below:

	(Dollars in thousands)	
	2000	**1999**
Cost:		
Land	$ 1,663	$ 1,663
Buildings and improvements	6,864	5,480
Furniture and equipment	4,348	3,743
Total cost	12,875	10,886
Less accumulated depreciation and amortization	(4,980)	(4,364)
Premises and equipment, net	$ 7,895	$ 6,522

NOTE 6 — Income Taxes

Components of the income tax expenses consist of the following:

	(Dollars in thousands)		
	2000	**1999**	**1998**
Federal:			
Current	$2,174	$2,423	$2,092
Deferred	4	(243)	(153)
State:			
Current	512	618	528
Deferred	1	(23)	(6)
Income tax expenses	$2,691	$2,775	$2,461

The differences between the income tax expenses shown on the statement of income and amounts computed by applying the statutory federal income tax rate to income before tax expenses consists of the following:

	(Dollars in thousands)		
	2000	1999	1998
Federal statutory rate	34%	34%	34%
Tax expense at statutory rate	$2,401	$2,384	$2,116
State tax, net of federal effect	338	393	344
Other	(48)	(2)	1
Total income tax expenses	$2,691	$2,775	$2,461

The components of the net deferred tax asset recorded in the consolidated balance sheet are as follows:

	(Dollars in thousands)	
	2000	1999
Deferred tax assets:		
Bad debts	$ 888	$ 740
Deferred loan fees	132	146
Deferred compensation	554	534
Unrealized depreciation on securities available-for-sale	—	148
Other	78	105
Total deferred tax assets	1,652	1,673
Deferred tax liabilities:		
Unrealized appreciation on securities available-for-sale	(1)	—
Depreciation	(273)	(250)
Other	(165)	(56)
Total deferred tax liabilities	(439)	(306)
Valuation allowance	—	—
Net deferred tax assets	$1,213	$1,367

The Bancorp had qualified under provisions of the Internal Revenue Code to deduct from taxable income a provision for bad debts in excess of the provision for such losses charged to income in the financial statements, if any. Accordingly, retained earnings at December 31, 2000 and 1999 includes approximately $5,982,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amounts was approximately $2,034,000 at December 31, 2000. Tax legislation passed in August 1996 now requires the Bancorp to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax which must be recaptured is $855,000 and is payable over a six year period beginning in 1998.

NOTE 7 — Deposits

The aggregate amount of certificates of deposit with a balance of $100,000 or more was $45,538,000 at December 31, 2000 and $43,077,000 at December 31, 1999.

At December 31, 2000, scheduled maturities of certificates of deposit were as follows:

	(Dollars in thousands)
2001	$150,688
2002	11,616
2003	2,812
2004	998
Total	$166,114

NOTE 8 — Borrowed Funds

At year end, borrowed funds are summarized below:

	(Dollars in thousands)	
	2000	1999
Repurchase agreements	$11,918	$ 3,051
Variable rate advances from the FHLB	—	1,000
Fixed rate advances from the FHLB	2,500	—
Putable advances from the FHLB	9,000	13,000
Limited partnership obligation	443	500
Other	6,738	1,056
Total	$30,599	$18,607

Repurchase agreements generally mature within one year and are secured by U.S. government and U.S agency securities, under the Bancorp's control. At year end, information concerning these retail repurchase agreements is summarized below:

	(Dollars in thousands)	
	2000	1999
Ending balance	$11,918	$3,051
Average balance during the year	12,537	3,369
Maximum month-end balance during the year	13,650	3,927
Securities underlying the agreements at year end:		
Carrying value	14,224	4,998
Fair value	14,220	4,895
Average interest rate during the year	5.97%	5.01%

At year end, advances from the Federal Home Loan Bank were as follows:

	(Dollars in thousands)	
	2000	1999
Variable advances, maturing February 2000, at a rate of 6.07%	$ —	$ 1,000
Fixed advances, maturing December 2002, at a rate of 5.95%	$2,500	$ —
Putable advances, maturing December 2002 through July 2008, at rates from 5.28% to 6.05%, average rate: 2000 - 5.76%; 1999 - 5.56%	$9,000	$13,000

Variable and fixed rate advances are payable at maturity, with a prepayment penalty. Putable advances are fixed for a period of one to three years and then may adjust quarterly to the three-month London Interbank Offered Rate until maturity. Once the putable advance interest rate adjusts, the Bancorp has the option to prepay the advance on specified quarterly interest rate reset dates. The advances were collateralized by $145,374,000 and $174,813,000 of securities and mortgage loans under a blanket lien arrangement at December 31, 2000 and 1999.

The limited partnership obligation represents an investment interest in a partnership formed for the construction, ownership and management of affordable housing projects. The original amount of the note was $500,000. Funding began during 2000 and will continue over a nine year period. Payments are required within ten days of written demand. The obligation to make payment is absolute and unconditional. The note requires no payment of interest.

At December 31, 2000, scheduled maturities of borrowed funds were as follows:

	(Dollars in thousands)
2001	$18,728
2002	4,562
2003	62
2004	2,062
2005	3,064
Thereafter	2,121
Total	$30,599

NOTE 9 — Employees' Benefit Plans

The Bancorp maintains a Profit Sharing Plan and Trust for all employees who meet the plan qualifications. Employees are eligible to participate in the Employees' Profit Sharing Plan and Trust if they are 21 years of age or older and have completed one year of employment with more than 1,000 hours of service to the Bancorp. The plan is noncontributory on the part of the employee. Contributions to the Employees' Profit Sharing Plan and Trust are made at the discretion of the Bancorp's Board of Directors. Contributions during the year ended December 31, 2000 were based on 11% of the participants' total compensation excluding incentives. Contributions during the years ended December 31, 1999 and 1998 were based on 12% and 10% of the participants' total compensation excluding incentives. Participants in the plan become 100% vested upon completion of five years of service. The benefit plan expense amounted to $370,000, $354,000 and $274,000 for the years ended December 31, 2000, 1999 and 1998.

The Bancorp maintains an Unqualified Deferred Compensation Plan (the Plan). The purpose of the Plan is to provide deferred compensation to key senior management employees of the Bancorp in order to recognize their substantial contributions to the Bank and provide them with additional financial security as inducement to remain with the Bank. The Compensation Committee selects which persons shall be participants in the Plan. Participants' accounts are credited each year with an amount based on a formula involving the participant's employer funded contributions under all qualified plans and the limitations imposed by Internal Revenue Code subsection 401(a)(17) and Code section 415. The Plan expense amounted to $5,781, $6,004 and $4,005 for the years ended December 31, 2000, 1999 and 1998.

On December 1, 1999, the Bancorp established a Supplemental Executive Retirement Plan (the Plan). The Plan is established as an unfunded, non-qualified deferred compensation plan. The Plan provides a means for the payment of supplemental retirement benefits to a select group of key senior management employees, in recognition of their substantial contributions to the operation of the Bancorp, and to provide those individuals with additional financial security. The Board of Directors determines plan participants and contributions. The Plan expense amounted to $-0- and $55,000 for the years ended December 31, 2000 and 1999.

During 1999, the Bancorp terminated its Employee Stock Ownership Plan (ESOP) as directed by the Board of Directors and approved by the Internal Revenue Service. All shares of the Bancorp's common stock held by the ESOP were distributed to its participants. No contributions were made to the ESOP during the years ended December 31, 1999 and 1998.

NOTE 10 — Defined Benefit Postretirement Plan

The Bancorp sponsors a defined benefit postretirement plan that provides comprehensive major medical benefits to all eligible retirees. Eligible retirees are those who have attained age 65, have completed at least 18 years of service and are eligible for coverage under the employee group medical plan as of the date of their retirement. Spouses of eligible retirees are covered if they were covered as of the employee's date of retirement. Surviving spouses are covered if they were covered at the time of the retiree's death. Dependent children of eligible retirees are generally covered to the later of age 19 or until the child ceases being a fulltime student. Surviving dependent children are subject to the same eligibility restrictions if they were covered at the time of the retiree's death. The Bancorp pays 50% of any future premium increases for retiree medical coverage. Retirees pay 100% of the premiums for all dependent medical coverage.

The following tables sets forth a reconciliation of the Bancorp's postretirement benefit plan funding status and expense for the periods indicated:

	(Dollars in thousands)	
	2000	**1999**
Change in postretirement benefit obligation:		
Beginning postretirement benefit obligation	$ 118	$ 126
Unrecognized net actuarial gain	—	(15)
Service cost	5	5
Interest cost	9	10
Plan participants' contributions	7	7
Benefits paid	(14)	(15)
Ending postretirement benefit obligation	125	118
Change in plan assets	—	—
Funded status	(125)	(118)
Unrecognized net actuarial gain	(66)	(69)
Accrued benefit cost	$(191)	$(187)

	(Dollars in thousands)		
	2000	**1999**	**1998**
Assumptions used:			
Discount rate	8.0%	8.0%	8.0%
Annual increase in health care cost trend rate:			
Year one	6.0%	7.0%	11.5%
Year two	5.0%	7.0%	11.5%
Year three	5.0%	5.0%	11.5%
Thereafter	5.0%	5.0%	5.5%
Components of net periodic postretirement benefit cost:			
Service cost	$ 5	$ 5	$ 5
Interest cost	9	10	9
Unrecognized net actuarial gain	(3)	(4)	(6)
Net periodic postretirement benefit cost	$ 11	$ 11	$ 8

A 1% increase or decrease in the health care cost trend rate assumptions would not have a material impact on the postretirement benefit obligation or expense.

NOTE 11 — Regulatory Capital

The Bancorp and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition

At year end, capital levels (in millions) for the Bancorp and the Bank were substantially the same. Actual capital levels, minimum required levels and levels needed to be classified as well capitalized for the Bancorp are summarized below:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2000						
Total capital (to risk-weighted assets)	$36.8	13.6%	$21.7	8.0%	$27.2	10.0%
Tier I capital (to risk-weighted assets)	$33.5	12.3%	$10.9	4.0%	$16.3	6.0%
Tier I capital (to adjusted average assets)	$33.5	8.6%	$11.6	3.0%	$19.4	5.0%
1999						
Total capital (to risk-weighted assets)	$35.7	14.8%	$19.3	8.0%	$24.2	10.0%
Tier I capital (to risk-weighted assets)	$32.7	13.5%	$ 9.7	4.0%	$14.5	6.0%
Tier I capital (to adjusted average assets)	$32.7	9.0%	$10.9	3.0%	$18.2	5.0%

The Bancorp and the Bank were categorized as well capitalized at December 31, 2000 and 1999. There are no conditions or events since December 31, 2000 that management believes have changed the Bancorp's or Bank's category.

The Bancorp's ability to pay dividends is entirely dependent upon the Bank's ability to pay dividends to the Bancorp. Under Indiana law, the Bank may pay dividends of so much of its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank's Board of Directors.

However, the Bank must obtain the approval of the Indiana Department of Financial Institutions for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year to date plus its retained net income for the previous two years (approximately $3,797,000 at December 31, 2000). For this purpose, “retained net income” means net income as calculated for call report purposes, less all dividends declared for the applicable period. Moreover, the FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in the light of the financial condition of the Bank.

NOTE 12 — Stock Option Plan

Pursuant to a stock option plan (the Plan), an aggregate of 240,000 shares of the Bancorp’s common stock were reserved for issuance in respect of incentive awards granted to officers and other employees of the Bancorp and the Bank. Awards granted under the Plan may be in the form of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or non-incentive stock options or restricted stock. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives for all employees and to encourage their continued employment by facilitating employees’ purchases of an equity interest in the Bancorp.

Financial Accounting Standard No. 123 requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. No compensation cost was recognized for stock options during 2000, 1999 and 1998.

	(Dollars in thousands, except per share data)		
	2000	**1999**	**1998**
Net income as reported	$4,371	$4,236	$3,763
Pro forma net income	$4,355	$4,210	$3,747
Earnings per common share as reported	$ 1.61	$ 1.53	$ 1.36
Pro forma basic earnings per common share	$ 1.60	$ 1.52	$ 1.36
Diluted earnings per common share, as reported	$ 1.60	$ 1.52	$ 1.35
Pro forma diluted earnings per common share	$ 1.58	$ 1.51	$ 1.34

The fair value of options granted during 2000, 1999 and 1998 is estimated using the following weighted-average information:

	2000	**1999**	**1998**
Risk free interest rate	5.14%	6.78%	5.73%
Stock price volatility	11.59%	6.49%	5.57%
Expected dividend rate	4.66%	4.02%	3.61%

The expected life for the options for 2000, 1999 and 1998 is 7 to 8 years.

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Options granted prior to 1995 were immediately exercisable. Options granted since 1995 generally are exercisable upon completion of five years of service after the date of grant. Information about option grants is provided in the following schedule:

	Number of options	**Weighted-average exercise price**	**Weighted-average fair value of grants**
Outstanding, January 1, 1998	63,474	$11.29	
Granted	17,300	20.50	2.42
Exercised	214	7.57	
Forfeited	400	18.25	
Expired	—	—	
Outstanding, December 31, 1998	80,160	13.25	
Granted	23,100	20.58	2.96
Exercised	4,347	4.83	
Forfeited	200	20.50	
Expired	—	—	
Outstanding, December 31, 1999	98,713	15.32	
Granted	26,570	21.13	2.87
Exercised	5,973	10.06	

Forfeited	—	—
Expired	—	—
Outstanding, December 31, 2000	119,310	$16.85

Options exerciseable at year-end are as follows:

	Number of options	Weighted-average exercise price
1998	11,780	$5.29
1999	7,513	$5.60
2000	30,240	$9.52

At December 31, 2000, options outstanding were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	**Number**	**Weighted Average Remaining Contractual Life (Years)**	**Number**	**Weighted Average Exercise Price**
$4.66 - $9.99	6,600	1.4	6,600	$ 5.58
$10.00 - $15.99	30,440	4.3	23,640	10.63
$16.00 - $21.75	82,270	7.8	—	—
Outstanding at year end	119,310	6.5	30,240	$ 9.52

NOTE 13 — Earnings Per Share

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for the years ended December 31, 2000, 1999 and 1998 is presented below.

	2000	1999	1998
Basic earnings per common share:			
Net income available to common stockholders	$4,371,000	$4,236,000	$3,763,000
Weighted-average common shares outstanding	2,716,697	2,762,594	2,763,066
Basic earnings per common share	$ 1.61	$ 1.56	$ 1.36
Diluted earnings per common share:			
Net income available to common stockholders	$4,371,000	$4,236,000	$3,763,000
Weighted-average common shares outstanding	2,716,697	2,762,594	2,763,066
Add: dilutive effect of assumed stock option exercises	25,233	29,703	29,092
Weighted-average common and dilutive potential common shares	2,741,930	2,792,297	2,792,158
Diluted earnings per common share	$ 1.60	$ 1.52	$ 1.35

Stock options for 25,570 and 3,500 shares of common stock were not considered in computing diluted earnings per common share for 2000 and 1999 because they were antidilutive.

NOTE 14 — Related Party Transactions

The Bancorp had aggregate loans outstanding to directors and executive officers (with individual balances exceeding $60,000) of $9,904,000 at December 31, 2000 and $5,223,000 at December 31, 1999. For the year ended December 31, 2000, the following activity occurred on these loans:

	(Dollars in thousands)
Aggregate balance — January 1, 2000	$ 5,223
New loans	1,467
Repayments	(736)
Other changes	3,950
Aggregate balance — December 31, 2000	$ 9,904

NOTE 15 — Commitments and Contingencies

The Bancorp is a party to financial instruments in the normal course of business to meet financing needs of its customers. These financial instruments which include commitments to make loans and standby letters of credit are not reflected in the accompanying consolidated financial statements. Such financial instruments are recorded when they are funded.

The Bancorp's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to originate loans and standby letters of credit is represented by the contractual amount of those instruments. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bancorp uses the same credit policy to make such commitments as it uses for on-balance-sheet items. Since commitments to make loans may expire without being used, the amount does not necessarily represent future cash commitments.

The Bancorp had outstanding commitments to originate loans as follows:

	(Dollars in thousands)		
	Fixed Rate	Variable Rate	Total
December 31, 2000:			
Real estate	$ 8,200	$18,701	$26,901
Consumer loans	—	36	36
Commercial business	—	33,514	33,514
Total	$ 8,200	$52,251	$60,451
December 31, 1999:			
Real estate	$10,791	$19,411	$30,202

Consumer loans	—	526	526
Commercial business	—	30,620	30,620
Total	$10,791	$50,557	$61,348

The $8,200,000 in fixed rate commitments outstanding at December 31, 2000 had interest rates ranging from 7.00% to 9.50%, for a period not to exceed forty-five days.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. At December 31, 2000 and 1999, the Bancorp had standby letters of credit totaling $2,296,000 and $1,120,000. The Bancorp evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management's credit evaluation of the borrower. Collateral obtained may include accounts receivable, inventory, property, land or other assets.

NOTE 16 — Fair Values of Financial Instruments

The following table shows fair values and the related carrying values of financial instruments as of the dates indicated. Items which are not financial instruments are not included.

	(Dollars in thousands) December 31, 2000	
	Carrying Value	**Estimated Fair Value**
Financial assets		
Cash and cash equivalents	$ 17,419	$ 17,419
Securities available-for-sale	20,503	20,503
Securities held-to-maturity	15,649	15,651
Federal Home Loan Bank stock	1,976	1,976
Loans held for sale	480	480
Loans receivable, net	322,885	320,865
Investment in real estate limited partnerships	1,118	1,118
Accrued interest receivable	2,523	2,523
Financial liabilities		
Demand and savings deposits	(158,196)	(158,196)
Certificates of deposit	(166,114)	(166,383)
Borrowed funds	(30,599)	(30,630)
Accrued interest payable	(252)	(252)

	(Dollars in thousands) December 31, 1999	
	Carrying Value	Estimated Fair Value
Financial assets		
Cash and cash equivalents	$ 14,633	$ 14,633
Securities available-for-sale	24,171	24,171
Securities held-to-maturity	15,983	15,718
Federal Home Loan Bank stock	1,777	1,777
Loans held for sale	597	597
Loans receivable, net	292,504	292,617
Investment in real estate limited partnerships	1,117	1,117
Accrued interest receivable	2,408	2,408
Financial liabilities		
Demand and savings deposits	(141,109)	(141,109)
Certificates of deposit	(165,538)	(165,387)
Borrowed funds	(18,607)	(18,512)
Accrued interest payable	(188)	(188)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2000 and 1999. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock and investments in real estate limited partnerships are considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bancorp would charge for similar such loans at December 31, 2000 and 1999, applied for the time period until estimated repayment. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposits is based on estimates of the rate the Bancorp would pay on such deposits at December 31, 2000 and 1999, applied for the time period until maturity. The estimated fair value for borrowed funds is based on current rates for similar financing. The estimated fair value of other financial instruments, including mortgage servicing rights, and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bancorp to have disposed of such items at December 31, 2000 and 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

NOTE 17 — Other Comprehensive Income (Loss) Other comprehensive income (loss) components and related taxes were as follows:

	2000	1999	1998
Net change in net unrealized gains and losses on securities available for sale			
Unrealized gains (losses) arising during the year	$ 372	$(548)	$190
Reclassification adjustment for gains included in net income	—	(12)	—
Net change in net unrealized gains and losses on securities available for sale	372	(560)	190
Tax effects	(149)	(224)	76
Total other comprehensive income (loss)	$ 223	$(336)	$114

NOTE 18 — Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data are summarized as follows:

Year ended December 31, 2000:

	(Dollars in thousands, except per share data)			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Total interest income	$6,670	$6,942	$7,136	$7,329
Total interest expense	3,041	3,233	3,464	3,648
Net interest income	3,629	3,709	3,672	3,681
Provision for loan losses	39	45	60	31
Net interest income after provision for loan losses	3,590	3,664	3,612	3,650

Total noninterest income	448	484	546	517
Total noninterest expense	2,349	2,316	2,295	2,489
Income before income taxes	1,689	1,832	1,863	1,678
Income tax expenses	653	712	734	592
Net income	$1,036	$1,120	$1,129	$1,086
Basic earnings per share	$ 0.38	$ 0.41	$ 0.42	$ 0.40
Diluted earnings per share	$ 0.38	$ 0.40	$ 0.42	$ 0.40

Year ended December 31, 1999:

	(Dollars in thousands, except per share data)			
	March 31, 1999	**June 30, 1999**	**September 30, 1999**	**December 31, 1999**
Total interest income	$6,168	$6,403	$6,470	$6,566
Total interest expense	2,790	2,786	2,774	2,931
Net interest income	3,378	3,617	3,696	3,635
Provision for loan losses	49	51	75	25
Net interest income after provision for loan losses	3,329	3,566	3,621	3,610
Total noninterest income	338	416	446	459
Total noninterest expense	2,077	2,208	2,238	2,251
Income before income taxes	1,590	1,744	1,829	1,818
Income tax expenses	633	706	726	710
Net income	$ 957	$1,068	$1,103	$1,108
Basic earnings per share	$ 0.35	$ 0.38	$ 0.40	$ 0.40
Diluted earnings per share	$ 0.34	$ 0.38	$ 0.40	$ 0.40

NOTE 19 — Parent Company Only Statements

(Dollars in thousands)
NorthWest Indiana Bancorp
Condensed Balance Sheets
December 31,

	2000	1999
Assets		
Cash on deposit with Peoples Bank	$ 117	$ 403
Investment in Peoples Bank	33,510	32,448
Dividends receivable from Peoples Bank	670	600
Other assets	6	—
Total assets	$34,303	$33,451
Liabilities and stockholders' equity		
Dividends payable	$ 649	$ 577
Other liabilities	125	403
Total liabilities	774	980
Common stock	347	346
Additional paid in capital	3,029	2,970
Accumulated other comprehensive income	1	(222)
Retained earnings	31,592	29,824
Treasury stock	(1,440)	(447)
Total stockholders' equity	33,529	32,471
Total liabilities and stockholders' equity	$34,303	$33,451

(Dollars in thousands)
NorthWest Indiana Bancorp
Condensed Statements of Income
Year Ended December 31,

	2000	1999	1998
Dividends from Peoples Bank	$3,598	$2,791	$2,129
Operating expenses	110	106	86
Income before income taxes and equity in undistributed income of Peoples Bank	3,488	2,685	2,043
Provision (benefit) for income taxes	(44)	(42)	(34)
Income before equity in undistributed income of Peoples Bank	3,532	2,727	2,077
Equity in undistributed income of Peoples Bank	839	1,509	1,686
Net Income	$4,371	$4,236	$3,763

(Dollars in thousands)
NorthWest Indiana Bancorp
Condensed Statements of Cash Flows
Year Ended December 31,

	2000	1999	1998
Cash flows from operating activities:			
Net income	$ 4,371	$ 4,236	$ 3,763
Adjustments to reconcile net income to net cash from operating activities			
Equity in undistributed net income of Peoples Bank	(839)	(1,509)	(1,686)
Change in other assets	(76)	(63)	(77)
Change in other liabilities	(278)	375	4
Total adjustments	(1,193)	(1,197)	(1,759)
Net cash from operating activities	3,178	3,039	2,004
Cash flows from investing activities	—	—	—
Cash flows from financing activities:			
Dividends paid	(2,531)	(2,253)	(1,976)
Treasury stock purchased	(993)	(447)	—
Proceeds from issuance of common stock	60	21	2
Net cash from financing activities	(3,464)	(2,679)	(1,974)

Net change in cash	(286)	360	30
Cash at beginning of year	403	43	13
Cash at end of year	$ 117	$ 403	$ 43

Market Information

The Bancorp’s Common Stock is traded in the over-the-counter market and is quoted in the National Quotation Bureau’s “Pink Sheets”. The Bancorp’s stock is not actively traded. As of February 28, 2001, the Bancorp had 2,709,312 shares of common stock outstanding and 515 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms. Set forth below are the high and low bid prices during each quarter for the years ended December 31, 2000 and December 31, 1999. The bid prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Also set forth is information concerning the dividends declared by the Bancorp during the periods reported. Note 11 to the Financial Statements describes regulatory limits on the Bancorp’s ability to pay dividends. All references to the number of shares and per share data have been restated to reflect all stock splits (see Note 1).

		Per Share Prices		Dividends Declared Per Common Share
		High	**Low**	
Year Ended December 31, 2000	1st Quarter	$21.75	$20.50	$ .24
	2nd Quarter	21.25	19.00	.24
	3rd Quarter	20.63	20.00	.24
	4th Quarter	20.63	19.50	.24
Year Ended December 31, 1999	1st Quarter	$21.25	$20.00	$ .21
	2nd Quarter	23.00	20.00	.21
	3rd Quarter	21.50	20.00	.21
	4th Quarter	21.50	20.75	.21

Market Price Per Share

[BAR GRAPH]

$15.57	$21.07	$21.00	$21.50	$20.00
1996	1997	1998	1999	2000

The market price per share represents the last sales price prior to the close of the periods indicated. The Bancorp’s stock is not actively traded. At the present time the Bancorp’s stock is traded in the over-the-counter market and is quoted in the National Quotation Bureau’s “Pink Sheets”.

Book Value Per Share

[BAR GRAPH]

$10.08	$10.67	$11.34	$11.82	$12.39
1996	1997	1998	1999	2000

The Bank’s earnings have increased the book value of the Bancorp’s stock from $10.08 at December 31, 1996 to $12.39 per share at December 31, 2000.

Basic Earnings Per Common Share

[BAR GRAPH]

$ 0.80	$ 1.24	$ 1.36	$ 1.53	$ 1.61
1996	1997	1998	1999	2000

Earnings for 2000 totaled $4.4 million resulting in basic earnings per common share of $1.61.

5 Year Total Return

[BAR GRAPH]

$232	$180	$180
S&P 500 Index	SNL Bank Asset-Size Index	Bancorp

Management of the Bancorp is committed to maximizing stockholder value. The Bancorp’s stock performance

on a total return basis is compared with the total returns of the S&P 500 Index and for Bank Stocks with assets ranging from $250 million to $500 million (SNL Bank Asset-Size Index). The total return is measured using both stock price appreciation and the effect of the continuous reinvestment of dividend payments. The graph shows that an initial $100 investment in the Bancorp stock on December 31, 1995, would be worth $180 on December 31, 2000.

2000 BOARD OF DIRECTORS

Front row:
Lourdes M. Dennison
Administrative Director,
Dennison Surgical Corp.
Merrillville, Indiana

Joel Gorelick
Executive Vice President,
Chief Lending Officer of the Bancorp,
Munster, Indiana

Leroy Cataldi
Pharmacist,
Dyer, Indiana

Gloria Gray
Retired Vice President and Treasurer of
Career Development Consultants,
Munster, Indiana

[PHOTO]

Second row:
Edward J. Furticella
Executive Vice President,
Chief Financial Officer of the Bancorp,
Munster, Indiana

Frank Bochnowski
Retired Executive Vice President,
General Counsel, Trust Officer and
Corporate Secretary of the Bancorp
Munster, Indiana

Stanley E. Mize
President of Towne & Countree Auto Sales
Co-owner of Lake Shore Ford
Schererville, Indiana

David A. Bochnowski
Chairman and Chief Executive Officer
Munster, Indiana

Jerome F. Vrabel
Vice President,
ED&F Man International Inc.
Chicago, Illinois

James L. Wieser
Attorney, Wieser and Sterba
Attorneys at Law
Schererville, Indiana

DIRECTORS EMERITUS

[PHOTO]

Benjamin A. Bochnowski
Chairman Emeritus, Advisory Director

[PHOTO]
[PHOTO]

James J. Crandall
Director Emeritus

[PHOTO]

Harold G. Reuth
Director Emeritus

CORPORATE INFORMATION

Corporate Headquarters
9204 Columbia Avenue
Munster, Indiana 46321

Telephone
219/836-9690

Stock Transfer Agent
The Bank acts as the transfer agent for the Bancorp's common stock.

Independent Auditors
Crowe, Chizek and Company LLP
330 East Jefferson Boulevard
P. O. Box 7
South Bend, Indiana 46624

Special Legal Counsel
Baker & Daniels
300 North Meridian Street
Suite 2700
Indianapolis, Indiana 46204

Annual Stockholders Meeting
The Annual Meeting of Stockholders of NorthWest Indiana Bancorp will be held at the Center for Visual & Performing Arts at 1040 Ridge Road, Munster, Indiana, on Wednesday, April 25, 2001 at 8:30 a.m.

A copy of the Bancorp's Form 10-K, including financial statement schedules as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the Corporate Secretary, NorthWest Indiana Bancorp, 9204 Columbia Avenue, Munster, Indiana 46321.

Directors of NorthWest Indiana Bancorp and Peoples Bank SB
David A. Bochnowski
Chairman and Chief Executive
Officer of the Bancorp, Munster, Indiana

Leroy F. Cataldi
Pharmacist, Dyer, Indiana

Gloria C. Gray
Retired Vice President and Treasurer of
Career Development Consultants,
Munster, Indiana

Lourdes M. Dennison
Administrative Director, Kumpol
Dennison Surgical Corporation,
Merrillville, Indiana

Jerome F. Vrabel

Vice President,
ED&F Man International Inc.,
Chicago, Illinois, a commodities brokerage
firm on the Chicago Board of Trade

Stanley E. Mize
President of Towne & Countree Auto
Sales and Co-owner of Lake Shore Ford
Schererville, Indiana

James L. Wieser
Attorney with Wieser & Sterba
Schererville, Indiana

Frank J. Bochnowski
Retired Executive Vice President,
General Counsel,
Trust Officer and Corporate Secretary
of the Bancorp, Munster, Indiana

Edward J. Furticella
Executive Vice President, Chief Financial
Officer of the Bancorp, Munster, Indiana

Joel Gorelick
Executive Vice President, Chief Lending
Officer of the Bancorp, Munster, Indiana

Chairman Emeritus, Advisory Director
Benjamin A. Bochnowski

Directors Emeriti
James J. Crandall
Harold G. Rueth
Albert J. Lesniak

Officers of NorthWest Indiana Bancorp and Peoples Bank SB
David A. Bochnowski
Chairman and Chief Executive Officer

Edward J. Furticella
Executive Vice President,
Chief Financial Officer

Joel Gorelick
Executive Vice President,
Chief Lending Officer

Jon E. DeGuilio
Executive Vice President,
General Counsel,
Trust Officer and Corporate Secretary

Officers of Peoples Bank SB
Daniel W. Moser
Senior Vice President for
Housing Finance

Rodney L. Grove
Senior Vice President, Retail Banking

Robert T. Lowry
Senior Vice President, Controller

Management Personnel of Peoples Bank SB
Branches

Marilyn K. Repp, Vice President, Hobart
Michael J. Shimala,
Assistant Vice President, Dyer
Catherine L. Gonzalez,
Assistant Vice President, East Chicago
Jill M. Knight, Assistant Vice President,
Merrillville (Broadway)
Michael J. McIntyre,
Assistant Vice President,
Merrillville (Taft)
David W. Homrich,
Assistant Vice President, Munster
Meredith L. Bielak,
Assistant Vice President, Schererville
Karen M. Laude, Woodmar

Commercial Lending
Terry R. Gadberry, Vice President
Todd M. Scheub, Vice President
Jason J. Stengel

Consumer Lending
James P. Lehr, Vice President
Christopher A. Grencik,
Assistant Vice President
Clovese R. Robinson
Sharon V. Vacendak,
Assistant Vice President

Credit Administration
Christine M. Friel, Vice President

Housing Finance
Leslie J. Bernacki
Sylvia Magallanez,
Assistant Vice President
John R. Wren

Human Resource
Linda L. Kollada, Vice President

Information Services
Tanya A. Buerger, Vice President

Internal Auditor
Stacy A. Januszewski, Vice President

Loan Administration
Mary D. Mulroe, Vice President

Management Development
Ronald P. Knestrict
Jennifer L. Klaich
Charman F. Shields

Marketing Manager
Shannon E. Franko,
Assistant Vice President

Operations
Arlene M. Wohadlo, Vice President

Trust
Stephan A. Ziemba, Vice President

CONTINUING OUR TRADITION OF QUALITY CUSTOMER SERVICE

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[NORTHWEST INDIANA
BANCORP LOGO]

CORPORATE HEADQUARTERS,
9204 Columbia Avenue
Munster, Indiana 46321

219/836-9690

[Peoples Bank Logo]

SUBSIDIARY OF NORTHWEST INDIANA BANCORP

DYER, 1300 Sheffield Avenue, 322-2530
EAST CHICAGO, 4901 Indianapolis Blvd., 397-5010
HAMMOND, 7120 Indianapolis Blvd., 844-7210
HOBART, 1501 Lake Park Avenue, 945-1305
MERRILLVILLE, 7915 Taft Street, 769-8452
8600 Broadway, 685-8600
MUNSTER, 9204 Columbia Avenue, 836-9690
SCHERERVILLE, 141 W. Lincoln Highway, 865-4300